UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number 1-1204

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

(Full title of the Plan)

AMERADA HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

TOTAL NUMBER OF PAGES IN THIS DOCUMENT -13

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS
AND
STOCK BONUS PLAN

FINANCIAL STATEMENTS

2001

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
ASSETS		
Investments, at fair value		
Amerada Hess Corporation common stock	$ 65,747,500	$ 74,443,016
Fidelity mutual funds	65,875,021	66,059,453
Blackrock mutual funds	—	12,072,987
Short-term investment funds	215,151	523,309
	131,837,672	153,098,765
Interest and dividends receivable	314,601	189,565
Loans receivable	2,971,730	2,674,348
Employee contributions receivable	384,855	376,997
Employer contributions receivable	240,968	247,177
Total assets available for benefits	$135,749,826	$156,586,852

See notes to financial statements.

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31, 2001	2000
Investment income (loss)		
Net appreciation (depreciation) in fair value of investments	$(20,951,512)	$ 6,875,010
Dividends	1,222,086	621,186
Distributions from mutual funds	1,522,824	5,958,228
Interest	232,766	207,520
	(17,973,836)	13,661,944
Employee contributions	11,742,631	10,300,514
Rollovers from other plans	798,595	841,083
Employer contributions (less forfeitures arising from withdrawals)	7,305,709	6,781,687
Administrative fees on employee loans	(18,929)	(18,821)
Transfers (to) from other plans, net	(13,554)	11,969,911
	1,840,616	43,536,318
Less withdrawals	22,677,642	17,311,783
Increase (decrease) in assets	(20,837,026)	26,224,535
Total assets available for benefits at beginning of year	156,586,852	130,362,317
Total assets available for benefits at end of year	$135,749,826	$156,586,852

See notes to financial statements.

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001 and 2000

SUMMARY OF ACCOUNTING POLICIES:

NOTE 1—In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. The significant accounting policies of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan (the "Plan") are summarized below.

Valuation of Investments. The Plan's investments are stated at fair value. Mutual fund values are determined based on net asset values. Amerada Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange. Short-term investment values are based on redemption values.

Interest and Dividend Income. Interest and dividend income is recorded to participant accounts as earned.

Loans Receivable. Participant loans are valued at their outstanding balances.

Sale of Investments. Gains or losses on sales of Amerada Hess Corporation common stock are based on actual cost. Gains or losses on sales of Fidelity mutual funds are based on average cost.

Master Trust. The Amerada Hess Corporation Master Trust for Employees' Savings Plans (the "Master Trust") was established to combine under one agreement the assets of the Plan and the assets of the Amerada Hess Corporation Savings and Stock Bonus Plan for Retail Operations Employees (the "Retail Plan"). The trustee maintains separate accounts to reflect the equitable share of each of the plans' interest in the assets of the Master Trust.

DESCRIPTION OF PLAN:

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Summary Plan Description or contact their local Human Resources Department or the Human Resources Service Center.

NOTE 2—General. The Plan is a defined contribution plan covering eligible employees of Amerada Hess Corporation (the "Company"). During their first year of service, employees may contribute to the Plan on a before-tax basis without receiving Company matching contributions. After attaining one year of service, employees receive Company matching contributions and can also contribute on an after-tax basis. Effective January 1, 2002, employees receive Company matching contributions immediately upon participation in the Plan.

NOTE 3—Contributions. At the election of each participating employee, amounts contributed under the Plan (from 2% to 15% of compensation on either a before-tax or after-tax basis, or any whole percentage combination of before-tax and after-tax amounts not exceeding 15%) are invested by Fidelity Management Trust Company, as Trustee and Custodian of the Plan, in one or more of eight Fidelity mutual funds with varying investment objectives or in the Amerada Hess Corporation Common Stock Fund (see Note 4 below). However, the maximum contributions for highly compensated employees (those who earned in excess of $85,000 in 2000 for the 2001 plan year or those who earned in excess of $80,000 in 1999 for the 2000 plan year) was 6% of their allowable compensation. Compensation taken into account under the Plan was limited by law to $170,000. In 2002 the limit will be $200,000. Before-tax contributions were limited by law to $10,500. Beginning in 2002, all employees may contribute from 2% to 25% of compensation on a before-tax basis (after-tax contributions are eliminated) up to the legal limit of $11,000.

Amounts contributed by the employer (100% of participants' contributions up to 5% of eligible compensation, reduced by forfeitures of unvested employer contributions) are invested by the Trustee in shares of common stock of Amerada Hess Corporation. Forfeitures were $708,423 and $434,917 during 2001 and 2000, respectively. In 2002 the Company matching contribution increases to 6% of compensation and employees may direct 50% of the match to any of the Plan's investment funds. Employees age 55 and older may direct 100% of the matching contributions to any of the Plan's investment funds.

NOTE 4—Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of the Company contribution and Plan earnings. Amounts are contributed to each of the Fidelity mutual funds or the Amerada Hess Corporation Common Stock Fund in the proportion designated by each employee, in increments of 1% of the amount contributed. A participant may change the designation of the proportions in which subsequent contributions will be invested in the various funds or change all or part of the amount invested in any fund to one or more of the other funds or both. Changes can be made daily.

The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans, which are charged to participants with outstanding loans.

Following are the investment choices for amounts contributed:

Fidelity Retirement Money Market Portfolio

Fidelity U.S. Bond Index Fund

Fidelity Asset Manager

Fidelity U.S. Equity Index Commingled Pool

Fidelity Growth & Income Portfolio

Fidelity Overseas Fund

Fidelity Aggressive Growth Fund

Fidelity Low-Priced Stock Fund

Amerada Hess Corporation Common Stock Fund

Discontinued funds:

Fidelity Intermediate Bond Fund (assets transferred to Fidelity U.S. Bond Index Fund on December 14, 2001)

Spartan U.S. Equity Index Fund (assets transferred to Fidelity U.S. Equity Index Commingled Pool on December 14, 2001)

Descriptions and information concerning investment objectives and risk on the above funds are included in the Summary Plan Description. Approximately 1% of the Amerada Hess Corporation Common Stock Fund is held in short-term investment funds to facilitate daily transactions.

NOTE 5—Vesting. Interest in the Plan attributable to a participant's contributions shall at all times be vested. Interest in the Plan attributable to the employer's contributions shall vest when any of the following occurs: (1) completion of four years of membership in the Plan including membership in the Amerada Hess Corporation Savings and Stock Bonus Plan for Retail Operations Employees, the HOVENSA Employees' Savings Plan (the "HOVENSA Plan"), the Merit Oil Corporation and Affiliates Employees' Thrift Plan or a prior Company plan; (2) retirement under the Amerada Hess Corporation Employees' Pension Plan; (3) death; (4) total and permanent disability; (5) attainment of age 65; (6) completion of 5 years of service, as defined in the Plan, including periods during which the employee declined to make contributions; or (7) termination of participation in the Plan by the employer or termination of the Plan by the Company. Effective January 1, 2002, investments attributable to the employer's contributions vest immediately.

NOTE 6—Participant Loans. Participants may borrow up to 50% of their entire vested account balance, including their Company matching stock account, up to a maximum of $50,000. Their vested interests in the Plan serve as collateral for the loans. Loans are amortized in level payments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence, and are repaid with interest at 1% above the prime rate determined at the time the loan is made. Loan origination fees of $35.00 and annual maintenance fees of $15.00 are currently charged to Plan accounts of participants who borrow from the Plan. Beginning in 2002 participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant's account balance.

NOTE 7—Rollovers From Other Plans. Employees may deposit an eligible rollover distribution made by a qualified plan of another employer. They may also rollover a distribution from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant's current fund election for contributions. An employee who is not a Plan participant must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

NOTE 8—Payment of Benefits. Upon a total withdrawal, an employee's interest in the Fidelity mutual funds are paid in cash. The employee's interest in the Amerada Hess Corporation Common Stock Fund and vested interest attributable to employer contributions are distributed either in whole shares of stock of Amerada Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee's election.

Voluntary complete withdrawals from before-tax contribution accounts are permitted only after attainment of age 59½, except that withdrawals of before-tax accounts are permitted in the case of hardship.

Partial withdrawals are distributed in cash on a pro rata basis as to the employee's after-tax contributions in each of the Fidelity mutual funds and the Amerada Hess Corporation Common Stock Fund. Participants who attain age 59½ also may withdraw from their before-tax contribution accounts. These withdrawals also are distributed in cash on a pro rata basis as to the employee's before-tax contributions in each fund.

Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

INVESTMENTS:

NOTE 9—The following presents investments that represent 5 percent or more of the Plan's assets:

	December 31,	
	2001	2000
Amerada Hess Corporation common stock, 1,051,960 and 1,018,895 shares, respectively	$ 65,747,500*	$ 74,443,016*
Fidelity Growth & Income Portfolio, 774,623 and 720,800 shares, respectively	28,955,393	30,345,700
Fidelity Asset Manager, 563,911 and 503,176 shares, respectively	8,740,626	8,463,422
Fidelity Aggressive Growth Fund, 330,311 and 232,997 shares, respectively	6,282,518	8,427,519
Fidelity U.S. Equity Index Commingled Pool, 256,183 and 0 shares, respectively	8,646,176	—

* Includes nonparticipant-directed investments.

NOTE 10—During 2001 and 2000 the value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years Ended December 31	
	2001	2000
Amerada Hess Corporation common stock	$(10,497,040)	$ 17,706,070
Mutual funds	(10,454,472)	(10,831,060)
Net appreciation (depreciation) in fair value of investments	$(20,951,512)	$ 6,875,010

NONPARTICIPANT-DIRECTED INVESTMENTS:

NOTE 11—Information about the assets and the components of the changes in assets relating to the nonparticipant-directed investments (amounts contributed by the employer in the Amerada Hess Corporation Common Stock Fund) is as follows:

	December 31,	
	2001	2000
Assets:		
Amerada Hess Corporation common stock	$ 55,831,812	$ 63,299,743
Short-term investment funds	182,689	444,975
Interest and dividends receivable	267,154	133,635
Employer contributions receivable	240,968	243,030
	$ 56,522,623	$ 64,121,383

	Years Ended December 31	
	2001	2000
Changes in Assets:		
Dividend income	$ 1,043,358	$ 517,934
Interest income on participant loans	88,025	84,605
Net appreciation (depreciation) in fair value of assets	(9,091,083)	14,314,102
Employer contributions	7,305,709	6,781,687
Participant loan withdrawals	(533,309)	(430,015)
Participant loan repayments	387,035	413,699
Administrative fees on employee loans	(4,912)	(4,763)
Transfers from (to) other plans, net	7,694	(148,836)
Withdrawals	(6,801,277)	(7,936,321)
Increase (decrease) in assets	$ (7,598,760)	$ 13,592,092

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2001 and 2000

INVESTMENTS IN MASTER TRUST:

NOTE 12—The Master Trust covers the Plan and the Retail Plan. At December 31, 2001 and 2000, the Plan's interest in the assets of the Master Trust was 91.6% and 92.2%, respectively. The changes in the assets of the Master Trust are based on the combined changes in the assets of the Plan and the Retail Plan.

The following table represents the fair value of investments held in the Master Trust:

	December 31,	
	2001	2000
Amerada Hess Master Trust investments:		
Investments, at fair value		
Amerada Hess Corporation common stock	$ 69,865,250	$ 78,737,557
Fidelity mutual funds	73,692,950	69,816,994
Blackrock mutual funds	—	16,874,739
Short-term investment funds	228,575	553,508
Loans receivable	3,390,287	2,993,366
Interest and dividends receivable	334,304	211,519
Employee contributions receivable	426,166	423,498
Employer contributions receivable	267,203	281,467
Total assets available for benefits	$148,204,735	$169,892,648

The changes in the assets of the Master Trust are as follows:

	Years Ended December 31,	
	2001	2000
Investment income	$ 3,306,059	$ 7,097,313
Net appreciation (depreciation) in fair value of investments	(22,293,982)	7,461,399
Employee contributions	12,849,647	11,125,200
Rollovers from other plans	879,053	849,784
Employer contributions	7,954,610	7,281,192
Administrative fees on employee loans	(24,562)	(23,543)
Transfers (to) from other plans, net	(61,507)	16,777,951
Withdrawals	(24,297,231)	(18,790,400)
Net increase (decrease)	(21,687,913)	31,778,896
Total assets available for benefits at beginning of year	169,892,648	138,113,752
Total assets available for benefits at end of year	$148,204,735	$169,892,648

OTHER ITEMS:

NOTE 13—Plan Termination. Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2001 and 2000

NOTE 14—Tax Status. The Plan has received a determination letter from the Internal Revenue Service dated June 16, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 15—Transfers to and from Other Plans. On May 15, 2000 the Company acquired the Meadville Corporation which operated 178 Merit retail gasoline stations. The Master Trust took legal control of the assets from the Merit Oil Corporation and Affiliates Employees' Thrift Plan, on December 31, 2000 and allocated approximately $12.1 million to the Plan. The assets were mainly invested in Blackrock mutual funds until they were reinvested in the Fidelity funds offered to participants of the Plan on February 7, 2001.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

AMERADA HESS CORPORATION EMPLOYEE BENEFIT
PLANS COMMITTEE AND PARTICIPANTS IN THE
AMERADA HESS CORPORATION EMPLOYEES' SAVINGS
AND STOCK BONUS PLAN:

We have audited the accompanying statement of assets available for benefits of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan as of December 31, 2001 and 2000 and the related statement of changes in assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000 and the changes in its assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP
Ernst & Young LLP

New York, New York
June 4, 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Amerada Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERADA HESS CORPORATION
EMPLOYEES' SAVINGS AND STOCK
BONUS PLAN

By: J. Y. Schreyer
Executive Vice President and Member
of the Amerada Hess Corporation
Employee Benefit Plans Committee

June 24, 2002

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-43569) pertaining to the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan of our report dated June 4, 2002 with respect to the financial statements of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

New York, New York
June 24, 2002